UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF AUGUST 2008
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 64 Huanghai Road
Yuhong District
Shenyang, Liaoning, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBIT

The following exhibit is a press release issued by the Company.

Exhibit Number	Description
99.1	Press release dated August 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-POWER ENERGY GENERATION SYSTEMS, LTD.

By:	/s/ Edward Meng
Name:	Edward Meng
Title:	Chief Financial Officer

Date: August 29, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

A-POWER REPORTS FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 & REAFFIRMS 2008 EARNINGS GUIDANCE

Highlights

•	Revenue for the first six months of 2008 increased to $98.1 million, up 37% from the same period in the prior year

•	Net income for the first six months of 2008 increased to $9.1 million, up 18.6% from the same period in the prior year

•	Cash position of $91.2 million as of June 30, 2008, up from $35.8 million at the end of 2007

•	Backlog of approximately $650 million as of August 20, 2008

•	Reaffirms 2008 earnings guidance of $35 to $45 million

Shenyang, China - August 25, 2008 - A-Power Energy Generation Systems (NASDAQ: APWR) ("A-Power") today announced the financial results for the three and six months ended June 30, 2008 (see attached financial statements).

Comments from Mr. Jinxiang Lu, Chairman & CEO

Mr. Jinxiang Lu, A-Power’s Chairman and CEO commented, “As expected, our financial results continued to accelerate during the second quarter and based on the projected timelines associated with our ongoing distributed power generation projects and wind turbine production, we are on-track to make our 2008 earnings guidance of $35 to $45 million.

During the first six months of 2008, power supply shortages continued throughout China and Southeast Asia and widespread blackouts and brownouts occurred even more frequently than in the previous periods. This reflects the need now, more than ever, for local power generation to create an efficient and cost-effective power supply throughout China and Southeast Asia. With this substantial market opportunity and our proven success in China, and now in the international market, we feel our distributed power generation business will continue to accelerate.

In the second quarter of 2008, we received a $150 million contract to develop a 300MW distributed power generation system in Thailand and just last month signed a binding MOU for what is expected to be our largest distributed power generation contract to-date, a $300 million contract to develop a 600 MW distributed power system in Thailand. We feel these new opportunities in Thailand are only the beginning of our international market presence and we are well positioned to win additional distributed power generation contracts of similar size throughout China and Southeast Asia in the near future.

We also continue to make great progress in our wind turbine business. In July, we completed the construction of our 310,000 square foot facility in Shenyang, China and announced our plan to commence construction in October of this year on our second wind turbine production facility - a 290,000 square foot facility strategically located in Bayan Nur City, in the heart of Inner Mongolia’s wind belt. We expect to complete the construction of this facility in July 2009. These two facilities will have a combined annual capacity to produce over 1,800 MW of wind turbines. With this capacity, our licensed foreign technology and our strong government support, we expect to become one of the leading wind turbine producers in China.

I am also excited to report that we successfully sourced all of the components necessary to produce the 2.5 MW and 750 kW wind turbines from suppliers based in China and Europe. We are currently in the process of finalizing agreements with these suppliers and are having components for the first ten 2.5 MW wind turbine components shipped to our facility in Shenyang. As a result, we expect to begin producing the 2.5 MW and 750 kW wind turbines at our Shenyang facility in the fourth quarter of 2008. We also expect to begin turning our previously announced LOIs for 380 of the 2.5 MW wind turbines into firm purchase orders and will make announcements as soon as these purchase orders are received.

We believe one of our most important tasks is not just to ensure strong near-term operating performance, but at the same time to create the conditions for sustainable long-term success with the goal of becoming the leading clean energy company in Asia. We feel that we continued to take major strides in that direction during the second quarter of 2008 - in the interest of our stockholders, our employees and A-Power, and we look forward to the remainder of the year as we expect earnings to accelerate and our wind turbine production to commence.”

Financial Results for the Six Months Ended June 30, 2008

For the six months ended June 30, 2008, A-Power’s revenue was $98.1 million, an increase of 37% from $71.6 million for the six months ended June 30, 2007. The increase was due to continued growth in A-Power’s core distributed power generation business and the relatively larger size of projects under construction compared with the prior period.

The total cost of revenues for the six months ended June 30, 2008 amounted to $86.3 million, an increase of $25 million compared to $61.3 million in the same period of the prior year, while gross margin decreased for the six months ended June 30, 2008 to 12.0% from 14.3% in the same period of the prior year. The decrease in gross margin was primarily due to costs that were incurred in the construction phase of projects during the first six months of 2008. Once these projects progress to equipment delivery and installation phases, gross margin should return to approximately 14%.

General and administrative expenses amounted to approximately $3.0 million for the six months ended June 30, 2008, an increase of $1.5 million compared to approximately $1.5 million in the same period of the prior year. This increase was primarily due to the addition of key technical and managerial talent and direct expenses associated with being a publicly listed company in the U.S.

Net income for the six months ended June 30, 2008 amounted to $9.1 million, an increase of $1.4 million or 18.6% compared to $7.7 million for the six months ended June 30, 2007. This increase was attributed primarily to the growth in revenue and operating income and an increase in larger distributed power generation contracts.

Financial Results for the Quarter Ended June 30, 2008

For the three months ended June 30, 2008, A-Power’s revenue was $65.7 million, an increase of 21.5% from $54.1 million for the three months ended June 30, 2007. The increase was due to continued growth in A-Power’s core distributed power generation business and the relatively larger size of projects under construction compared with the prior period.

Cost of revenues for the three months ended June 30, 2008 amounted to $57.8 million, an increase of $11.5 million compared to $46.3 million in the same period of the prior year. Gross margin decreased during the three months ended June 30, 2008 to 12.1% from 14.5% in the same period of the prior year. The decrease in gross margin was primarily due to costs that were incurred in the construction phase of projects during the second quarter. Once these projects progress to equipment delivery and installation phases, gross margin should return to approximately 14%.

General and administrative expenses amounted to approximately $2.0 million for the three months ended June 30, 2008, an increase of approximately $1.1 million compared to approximately $0.9 million in the same period of the prior year. This increase was primarily due to the addition of key technical and managerial talent and direct expenses associated with being a publicly listed company in the U.S.

Net income for the three months ended June 30, 2008 amounted to $6.2 million, an increase of 3.9% compared to $6.0 million for the three months ended June 30, 2007. Excluding a stock option charge of $280,000, net income stood at approximately $6.5 million with a net profit margin of approximately 10% and EPS of approximately $0.20.

Balance Sheet Highlights

As of June 30, 2008, A-Power’s cash and cash equivalents totaled $91.2 million compared to $35.8 million as of December 31, 2007. Working capital as of June 30, 2008 was $88.7 million versus $38.0 million as of December 31, 2007. A-Power’s current ratio as of June 30, 2008 was 3:1.

Conference Call

Management will conduct a conference call this morning at 9:00 am Eastern Daylight Time to discuss these results. A question and answer session will follow management's presentation.

Interested parties may participate in the call by dialing (888) 396-2386 (U.S.) or (617) 847-8712 (International) approximately 10 minutes before the call is scheduled to begin. The conference call passcode is 85872052.

Replays of the call will be available for 30 days and can be accessed by dialing (888) 286-8010 (U.S.) or (617) 801-6888 (International). The replay passcode is 82488356.

About A-Power

A-Power Energy Generation Systems, Ltd., through its PRC operating subsidiaries, is the largest provider of distributed power generation systems in China and will enter into China’s wind energy market in 2008. The Company is also focused on developing and commercializing additional renewable energy technologies and has strategic relationships with both Tsinghua University and the China Sciences Academy in Guangzhou.

Contact:

Union Investor Relations

Ian Shanno, 310-928-3780

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about A-Power. Forward-looking statements are statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets. Such forward-looking statements, based upon the current beliefs and expectations of A-Power’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which A-Power is engaged; cessation or changes in government incentive programs; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in A-Power’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. A-Power assumes no obligation to update the information contained in this press release.

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Interim Consolidated Statements of Operations
For the three and six month periods ended June 30, 2008 and 2007
(in United States dollars)
	For the three months ended		For the six months ended
	June 30, 2008	June 30,2007	June 30, 2008	June 30,2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	65,739,126	54,114,390	98,076,448	71,596,664

Cost of sales and business taxes	57,789,099	46,271,781	86,267,532	61,324,227

Gross profit	7,950,028	7,842,609	11,808,916	10,272,437
Expenses

General and administrative expenses	1,978,392	942,815	3,017,239	1,468,578

Income from operations	5,971,636	6,899,794	8,791,676	8,803,859
Other income (expense)

Interest costs	8,524	8,395	(152,198)	108,426

Finance costs	(1,005)	(962,294)	(1,719)	(1,096,617)

Other income (expense)	276,070	-	447,273	(225,346)
Income before provision for income taxes and minority interest	6,255,225	5,945,895	9,085,031	7,590,322

Provision for (Recovery of ) income taxes	(2,988)	-	(44,965)	-
Income before minority interest	6,258,213	5,945,895	9,129,997	7,590,322

Minority interest in subsidiary (income) loss	(31,035)	47,586	(37,216)	78,603

Net income	6,227,178	5,993,481	9,092,781	7,668,925

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Interim Consolidated Balance Sheets
(in United States dollars)
	June 30	December 31
	2008	2007
	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	91,238,968	35,831,895
Accounts receivable, net of allowance for doubtful accounts of $Nil (2007 - $Nil)	19,640,170	20,980,185
Subscription receivable	-	-
Prepayments, deposits, other receivables	21,207,598	3,118,908
Inventory	112
Due from related parties	454,258	31,898
	132,541,106	59,962,886

Accounts receivable	5,278,586	1,843,830
Construction in progress	5,398,588	411,263
Property, plant and equipment, net	12,874,858	2,501,510
Intangible assets	10,229,231	-
Deposits on intangible assets	10,304,032	3,729,000
Total assets	176,626,401	68,448,489

Liabilities and Stockholder’s Equity
Current liabilities
Bank loans	-	959,614
Accounts payable and accrued liabilities	39,196,286	18,047,827
Customer deposits	186,510	2,479,867
Due to shareholder	-	375,531
Due to related parties	1,958,023	-
Income and business taxes payable	2,548,755	50,742
	43,889,575	21,913,581
Notes payable	-	15,000,000
	43,889,575	36,913,581
Minority interest	289,150	256,357
Stockholders' equity
Common shares, 100,000,000 authorized with par value of $0.128 (H.K.$1) per share, 32,706,938 shares issued	3,271	1,666,667
Preferred shares, 650,000 authorized, each convertible into 1 common share, with par value of $0.128 (H.K.$1) per shares, 650,000 shares issued	0	54,333
Additional paid-in capital	93,519,329	1,671,342
Accumulated other comprehensive income	3,962,334	2,016,250
Statutory reserves	3,306,624	3,306,624
Retained earnings	31,656,118	22,563,335
	132,447,677	31,278,551
Total liabilities and stockholder’s equity	176,626,401	68,448,489